UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of September 2019

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The information contained in this report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (333-226288) and Form S-8 (333-228465).

ABILITY INC.

As previously disclosed, on March 17, 2019, the Israeli Ministry of Defense (the “IMOD”) informed Ability, Inc. (the “Company”) that it has ordered the suspension of the licenses granted to the Company’s Israeli subsidiary, Ability Security Systems Ltd. (“ASM”) under the Israeli Defense Export Control Law, 2007 (the “2007 Law”). In addition, on March 20, 2019, the IMOD decided to suspend the licenses which were granted to ASM and Ability Computer & Software Industries Ltd (another Israeli subsidiary of the Company) (“ACSI”) under the Order for the Supervision of Goods and Services (Engagement in Encryption Items), 1974. The abovementioned decisions arose in the course of an investigation which is ongoing, the details of which are subject to a gag order. On March 26, 2019, the IMOD made public the existence of the investigation and the suspensions.

Following hearing procedures and investigations made into ASM and ACSI by the Director of Security of the IMOD (the “Director of IMOD”) and by the Israeli Defense Export Controls Agency on suspicion of breaches of the 2007 Law, the Unit of International Crime Investigations of the Israeli police, in a joint investigative team along with the Director of IMOD and the Israeli tax and customs authorities, are investigating offenses of fraud, smuggling, and money laundering on a significant scale allegedly committed by ASM and ACSI as part of their business activities. As part of this investigation, on September 15, 2019, arrests and searches were conducted. The Economic Department of the Israeli State Attorney’s Office is accompanying the investigation. Any further details about the investigation are subject to a gag order.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

By:	/s/ Avi Levin
Chief Financial Officer

Date: September 16, 2019

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